February 2, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt

Re:	Hennessy Capital Investment Corp. VIII
Registration Statement on Form S-1
File No. 333-291924

Mr. Holt:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Barclays Capital, Inc. and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, as representatives of the underwriters of the offering, hereby request that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on February 4, 2026 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Amit Chandra
Name:	Amit Chandra
Title:	Authorized Representative

COHEN & COMPANY CAPITAL MARKETS,

A DIVISION OF COHEN & COMPANY SECURITIES, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director